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Rosemary O'Neill

Founder at Narrative Company & Social Strata, Speaker, Writer

Isle Of Palms, South Carolina · 500+ connections · Contact info

Narrative Company

Franciscan University of Steubenville

About

I've been helping people build online communities since 1998.

Curious about Narrative (the first member-run consumer content platform with blockchain powere ... see more



Mythbusting
Online Community
Bring the Conversation Home
Hoop.la

Articles & activity

1,468 followers



Community means public spirit



Rosemary O'Neill
Published on LinkedIn

The word "community" comes from the Latin "communis" which led to an Old French word, "comunité," meaning public spirit. But the public spirit aspect of community is often ob ...see more

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And thanks for the thought-provoking questions! I don't think I'...
Rosemary replied to a comment

Thank you my friend :)
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Thanks Melissa Barker!
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Experience

Founder
Narrative Company
Oct 2017 – Present · 2 yrs
Charleston, South Carolina Area

Founder & CEO of Narrative, which is creating the world's first true content economy. We are giving network members autonomy over their content and returning 85% of all revenue to active participants, disrupting traditional social networks and publishing industries. Narrative uses blockchain tech for transactions & rewards, but will require zero blockchain or cryptocurrency knowledge by network content creators or participants.

President

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As President and co-founder, I am focused on customer success, starting the moment someone approaches Social Strata with an inquiry. Our customers have ongoing access to my almost 20 years of experience with online communities. I am passionate about connecting people.

Corporate Marketing
GeoTrans, Inc.
1996 – 1999 · 3 yrs
Sterling, Virginia

Corporate marketing and communications, proposals, research, and sales support.

Marketing Coordinator
AWD Technologies, Inc.
1994 – 1996 · 2 yrs

Education

Franciscan University of Steubenville
B.A., Political Science
1984 – 1987
Activities and Societies: Theta Phi Alpha

Bishop Ireton./SMA
1979 – 1983

Licenses & Certifications

HTML5 Beginners Crash Course
Udemy
Issued Aug 2013 · No Expiration Date

See credential

Skills & Endorsements

Social Media Marketing · 51

Endorsed by **Jeffrey Rufino and 6 others who are highly skilled at this**

Endorsed by **3 of Rosemary's colleagues at Narrative Company**

Social Media · 41

Endorsed by **3 of Rosemary's colleagues at Narrative Company**

Endorsed by **10 people who know Social Media**

Digital Marketing · 27

Endorsed by **Shashi Bellamkonda and 1 other who is highly skilled at this**

Endorsed by **2 of Rosemary's colleagues at Narrative Company**

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Recommendations

Received (4)   Given (14)



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LLC

August 1, 2018, Rosemary worked with Angie in the same group

candor and approachable nature in guiding my Linked In endeavors. I will be circling back with a new and improved version of my Profile. Also, I have checked out Narrat... See more

Kristen Daukas

US Marketing Manager at Delta Greek Foods US

October 25, 2012, Kristen worked with Rosemary but at different companies

I had the privilege of working with Rosemary recently during the 2012 ConvergeSouth conference. Rosemary spoke during two different sessions and was outstanding. She was an authority on her topic, presented with energy and her presentation was informative easy to understand. Our attendees absol... See more

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